UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

As previously disclosed in the Form 6-K furnished on August 15, 2025, CBL International Limited (the “Company”) received a written notice dated as of August 12, 2025 (“Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that, for the thirty (30) consecutive business days prior to the date of the Notice, the bid price for the Company’s ordinary shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until February 9, 2026, to regain compliance with the Nasdaq continued listing requirement.

The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Nasdaq’s staff to provide it with an additional 180-day compliance period to cure the deficiency.

On February 10, 2026, the Company received a letter from Nasdaq advising that the Company had been granted an additional 180-day extension, or until August 10, 2026, to regain compliance with the minimum bid price requirement. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for listing on Nasdaq, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

If at any time during this additional time period the closing bid price of the Company’s security is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance, and this matter will be closed. However, Nasdaq may, in its discretion, require the Company’s ordinary shares to maintain a bid price of at least $1.00 for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

The Company will continue to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including implementing a reverse stock split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement. There can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement during this 180-day extension or meet the other continued listing requirements of Nasdaq. If the Company does not regain compliance within the additional compliance period, Nasdaq will provide notice that the Company’s ordinary shares will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel, although there can be no assurance that such an appeal would be successful.

Exhibit No.	Description
99.1	Press Release dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: February 11, 2026	Title:	Chief Executive Officer